SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2008

Commission File Number 1-14640

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes ☐     No ☒

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CNPJ. 33.700.394/0001-40
NIRE. 35.300.102.771

PUBLICLY HELD COMPANY

SUMMARY MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS OF UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., HELD ON DECEMBER 29, 2008.

VENUE AND TIME:	Av. Eusébio Matoso, 891, 22nd floor, in the city of São Paulo, State of São Paulo, 6:00pm.

CHAIRMAN:	Pedro Sampaio Malan.

QUORUM:	More than half of the elected members.

RESOLUTIONS TAKEN UNANIMOUSLY BY THOSE PRESENT:

1. The Board of Directors, pursuant to the terms of the Company’s By-laws, proposes that the shareholders hold a Shareholders Meeting in order to decide on the dissolution of the Board of Directors and of the Audit Committee of the Company.

1.1. In the case that the proposal above is approved, the Board of Directors proposes the adherence of the Company and its controlled companies to the Audit Committee of the Itaú Unibanco Conglomerate.

1.2. In addition to that, the Board of Directors proposes the amendment of the Company’s By-laws in order to reflect the new structure of governance of the Company, pursuant to Annex I.

2. Finally, the Board of Directors proposes that the current publisher of the Company’s press releases be replaced by the newspaper DCI – Diário do Comércio Indústria & Serviços. In the case that the proposal is approved, the Board of Directors proposes that such alteration be ratified at the next Annual Shareholders Meeting of the Company.

São Paulo, December 29, 2008. (aa) Pedro Sampaio Malan, Pedro Moreira Salles, Pedro Luiz Bodin de Moraes, Joaquim Francisco de Castro Neto, João Dionísio Filgueira Barreto Amoedo and Vicente Falconi Campos.

The present is an identical copy of the one registered in the Minutes Book of the Company.

São Paulo, December 29, 2008.

ANNEX I

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1:  UNIBANCO-UNIÃO DE BANCOS BRASILEIROS S.A., with head offices and legal venue in the City of São Paulo, State of São Paulo, hereinafter referred to as UNIBANCO, shall be governed by these corporate By-laws and by the applicable legal provisions.

Article 2: The corporate purpose of UNIBANCO is general banking services, including currency exchange transactions, in which multiservice banks are allowed to engage, being also authorized to participate in other companies, pursuant to the applicable legal and statutory provisions.

Sole Paragraph: UNIBANCO shall not:

a) acquire real property not intended for its own use, except in the cases permitted by law or regulations.

b)  issue debentures or founder shares (partes beneficiárias).

Article 3: UNIBANCO shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 4: The capital stock is R$ 11.000.000.000,00 (eleven billion reais), divided into 2,734,416,904 (two billions, seven hundred and thirty four millions, four hundred and sixteen thousand and nine hundred and four) registered shares, with no par value, of which 1,511,316,336 (one billion, five hundred and eleven million, three hundred and sixteen thousand, three hundred and thirty six) are common shares and 1,223,100,568 (one billion, two hundred and twenty three million, one hundred thousand, five hundred and sixty eight) are preferred shares.

First Paragraph: Without any impairment of rights and restrictions set forth in this Article, all the shares of UNIBANCO shall be in book-entry form and shall remain in deposit accounts in the name of their holders, without the issuance of share certificates, in accordance with Articles 34 and 35 of Law No. 6,404, of December 15, 1976, and the shareholders may be required to pay the fees mentioned in Article 35, Third Paragraph, of the aforementioned law.

Second Paragraph: In accordance with a plan approved by the General Shareholders Meeting, UNIBANCO may grant stock options to its managers and employees, as well as to the managers and employees of the companies controlled by it.

Article 5: The preferred shares are not entitled to voting rights, are not convertible into common shares, are not subject to Article 111, First Paragraph, of Law No. 6,404 of December 15, 1976 and shall be entitled to the following advantages:

a) participation in the net profits of each fiscal year, in an amount that shall ensure to each preferred share an yearly dividend 10% (ten percent) higher than the one distributed to each common share;

b) priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such shares in the capital stock;  and

c) participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits.

Article 6: UNIBANCO may, upon notice to the Stock Exchanges where its shares are traded and upon publication of announcements, suspend the transfer of shares for periods not longer than 15 (fifteen) days each, and not to exceed 90 days in the aggregate during a year.

Article 7: UNIBANCO may, pursuant to these By-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) UNIBANCO; and

b) UNIBANCO HOLDINGS S.A., a publicly held company, with head offices in the City of São Paulo, capital of the State of São Paulo, registered under Corporate Taxpayers Enrollment (“CNPJ”) under No. 00.022.034/0001-87, hereinafter referred to as HOLDINGS.

First Paragraph: For the purposes of this article, each deposited preferred share issued by UNIBANCO shall correspond to a concomitant deposit of one class “B” preferred share issued by HOLDINGS.

Second Paragraph: Only shares which are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for conversion into UNITS.

Article 8: The shareholders of UNIBANCO may, pursuant to Articles 9, 10 and 11 of these By-laws, convert their shares into UNITS, according to the terms and conditions established by the Shareholders Meeting, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 9: From the issue date of the Units, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS, by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered only to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 10: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder; and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO's registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply the holders of the UNITS with a statement of their UNITS' account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of a UNITS' (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS' account or upon an order in writing from said holder, the name and identification of the holder of the UNITS' account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holders of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of the transfer of said shares to the share deposit accounts maintained by UNIBANCO in the holder’s name;

g) the Shareholders Meeting of UNIBANCO may, at any time, suspend the cancellation of the UNITS for a specified period of time, subject to the following circumstances:

I – an announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO' shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed 90 (ninety) days;

II - the beginning of a public offering for the primary or secondary distribution of the UNITS, either in the international or in the domestic market, in which case the suspension period shall not exceed 30 (thirty) days.

h) UNITS with burdens, liens, or encumbrances upon them, as per item “b” of this article, may not be the object of a cancellation request;

i) once the UNITS are cancelled, the holder of the shares they represent may dispose of those shares and the restrictions mentioned in items “a” and “c” of Article 9 shall not apply.

Article 11: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption or amortization proceeds from shares issued by HOLDINGS  delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in the Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the property of the shares represented by the UNITS;

d) If the shares of UNIBANCO or HOLDINGS are split, cancelled or combined or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I - In the event that there is a change in the number of shares represented by UNITS, as a result of share splits or through the capitalization of profits or reserves carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall issue new UNITS registering them in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS class “B” preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by either UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holder of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 7, and shall deliver the remaining shares issued to the holder of the UNITS represented by the split shares.

II - In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by UNIBANCO HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of 1 (one) UNIBANCO preferred share to 1 (one) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by either UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III – in the capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1st) if UNIBANCO and HOLDINGS simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 7, unless such shareholder  provides instructions to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the formation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2nd)           if only one of the companies increases its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued .

CHAPTER III

General Shareholders Meeting

Article 12:  The general shareholders´ meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph – A shareholder may be represented at a Shareholders Meetings by an attorney-in-fact  which fulfills the conditions prescribed by law. The filing of the respective power of attorney with UNIBANCO may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meetings, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the President of the Board of Officers, who may appoint in his stead any member of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders Meetings.

Second Paragraph: In order to be binding upon UNIBANCO, shareholders agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of UNIBANCO must be previously approved by the Central Bank of Brazil and filed at UNIBANCO's head office, in accordance with the applicable rules established by the Board of Officers. UNIBANCO may request the shareholders clarifications in order to properly fulfill its obligations.

Third Paragraph: It is incumbent upon the Shareholders Meeting, besides the incumbencies set forth in law:

a)         examine and deliberate on the semiannual balance sheets and decide upon the distribution and investment of profits, in accordance with Article 33;

b)         authorize, whenever it deems necessary, on the cases not established on this By-laws, the representation of UNIBANCO by a sole member of the Board of Officers or by an attorney-in-fact, provided that such resolution specifies the powers granted;

c)         elect and remove the members of the Board of Officers;

d)         determine the duties and responsibilities of the Officers in accordance with their respective areas of work, including to appoint an Officer responsible for the Ombudsman’s Office;

e)         elect and remove the Ombudsman;

f)         appoint and remove the independent auditors, taking in consideration the recommendation of the Audit Committee to which the UNIBANCO is binded to; and

g)         establish the term and other conditions for the conversion of UNIBANCO's shares into UNITS, as per Article 8 of these By-laws.

CHAPTER IV

The Board of Officers

Article 14: The Board of Officers shall comprise a maximum of 150 (one hundred and fifty) members, resident in the Country, shareholders or not, elected by the Shareholders Meeting, with a term of office of 1 (one) year, eligible for  reelection, being:

a) 1 (one) President;

b) up to 10 (ten) Vice Presidents;

c) up to 139 (one hundred thirty nine) Executive Officers, Officers and Deputy Officers;

First Paragraph: - The President, the Vice Presidents and the Executive Officers shall compose the Board of Executive Officers

Second Paragraph: - The age limit for holding a position in the Board of Officers shall be sixty two (62) years of age. The Shareholders Meeting may extend such limit, according to the nature of the relevant area of work.

Article 15: It is incumbent upon the Board of Executive Officers the management and administration of the company's business. The Board of Executive Officers may carry out all transactions and perform all acts related to UNIBANCO’s objectives, and their responsibilities are:

a) to order  the preparation of semiannual balance sheets and propose their approval to the Shareholders Meeting, together with the proposal for the distribution and application of profits, subject to Article 33;

b) to submit to the Shareholders Meeting for approval the Annual Report to the Shareholders and the Financial Statements of each fiscal year;

c) to authorize the opening, change of address and closing of branches or facilities, including those abroad;

d) to comply with and ensure compliance with the resolutions of the Shareholders Meeting, and with the By-laws;

e) the overseeing, supervision and guidance of the Officers and of the Deputy Officers, as the case may be;

f) to care for the improvement of the members of management, following up on their professional performance and development;

g) to decide upon the investment of resources resulting from tax incentives;

h) determine the general directions for the conduct of business and to establish the basic policies and guidelines for UNIBANCO;

i) call Shareholders Meetings;

j) submit to the Shareholders Meetings proposals for:

I - capital increase or reduction;

II - mergers, amalgamations or spin-offs;

III - amendments to the By-laws;

k) decide upon the following matters:

I - partnerships or joint ventures involving UNIBANCO, including participation in shareholders agreements;

II - acquisition, disposal, increase or reduction of its participation in (i) controlled or (ii) affiliated companies;

III - acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV - results and investment budgets and the respective action plans submitted pursuant to sub-item II of the First Paragraph of Article 17;

l) appoint a replacement for the President, for the members of the Board of Officers,  in the cases established on this By-laws;

m) analyze the qualitive and quatitive semiannual report on the activities of the Ombudsman’s Office, as well as to implement the corrective or proceedings and routine improvement measures proposed by the Ombudsman’s Office;

n) decide upon the creation of committees to deal with specific matters within the  authority of the Board of Officers;

o) establish rules for the filing of shareholders agreements, in accordance with the Second Paragraph of Article 13 of these By-laws; and

p) deliberate upon the promotion of the defense, in judicial and administrative actions proposed by third parties against the management of UNIBANCO, the members of the Audit Board, if on duty, and employees that legally act by delegation of the management, during or after the term of their respective mandates, arising from the legal acts of management practiced in the exercise of their attributions, being entitled to contract insurance to cover the procedural expenses, attorney's fees and damages awarded due to such claims.

Article 16: It is incumbent upon the President:

I - to guide the management of the social business, supervising the works of the other members of the Board of Executive Officers, in order to assure the full implementation and execution of the policies and guidelines set by the Board of Executive Officers;

II - coordinating the activities of the Vice Presidents, and follow-up their respective performance;

III - reaching decisions within his authority;

IV - reaching decisions with urgent character, within the competence of the Board of Executive Officers, "ad referendum" of such Board;

V - to chair the Shareholders Meetings, with authority to appoint any of the members of the Board of Executive Officers to do so in his stead;

VI  - establish the compensation of each of the members of the Board Officers, within the global amount approved by the Shareholders’ Meeting; and

VII - establish the bonus of each of the members of the Board Officers, subject to the provisions of item “c” of the First Paragraph of Article 33.

Article 17: It is incumbent upon the Vice-Presidents:

I – the management and supervision of the areas assigned as set forth in item "d" or in the sole paragraph of the Article 13;

II – the supervision and coordination of the performance of the Executive Officers, Officers and Deputy Officers which are under their direct supervision and the following-up of their respective performance;

III - reaching decisions within his authority;

First Paragraph:  In accordance with the policies, directives and parameters established by the Board of Executive Officers, it is jointly incumbent upon the President and the Vice-Presidents, jointly:

I -         to approve and change UNIBANCO's administrative structure and internal rules;

II -        to submit to the approval of the Board of Executive Officers the results and investment budgets and the respective business plans as well as to implement the decisions taken;

III -       to establish operational and administrative limits of authority;

IV -       to care for the improvement of the members of management, following up on their professional performance and development.

Second Paragraph  The jointly decisions of the President and the Vice-Presidents shall be taken by a majority of votes in the presence of at least half of its elected members. The President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Article 18: It is incumbent upon the Executive Officers:

I – the management and supervision of the areas which shall be assigned to them by the provisions of sub-item II of Article 17 of this By-laws; and

II – the supervision and coordination of the performance of the Officers and Deputy Officers which are under their direct supervision.

Article 19: It is incumbent upon Officers and Deputy Officers the management and supervision of the areas which shall be assigned to them by the Executive Board of Officers.

Article 20:  The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement:

I - the replacement of the President shall be appointed by the Board of Executive Officers, as set forth in item “l” of Article 15;

II - the duties of the Vice Presidents shall be performed by a replacement appointed, from among the elected Executive Officers, by the President;

III - the duties of the Executive Officers shall be performed by a replacement appointed, from among the elected Officers, by the President jointly with the Vice President responsible of the supervision of the Executive Officer replaced, depending on the case.

IV - the duties of the Officers and the Deputy Officers shall be performed by a replacement appointed, from among the elected Officers, by Executive Officer responsible of the supervision of the Officer or of the Deputy Officer replaced, as from the case.

b) in cases of replacement due to a vacancy concerning any of the Officers, the replacement shall be appointed by the Board of Executive Officers, as specified in item “l” of Article 15.

Article 21: The meetings of the Board of Officers shall be called and chaired by the President or by any of the Vice-Presidents. In case of any impossibility, any of two of them may, jointly, appoint to chair it in their stead any member of the Board of Executive Officers.

Sole Paragraph: The decisions of the Board of Executive Officers shall be taken by the majority of votes of the members of the Board of Executive Officers, with the presence of at least half of its members, except with respect to the issues specified in item “c” of Article 21, which may be decided upon with the presence of at least three (3) members. The Chairman of the meeting shall be entitled, in addition to its own vote, to the casting vote in case of a tie.

Article 22: UNIBANCO shall be represented by the members of the Board of Officers as stated in this Article, except as established in item “b” of third paragraph of Article 13.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers, one of them being necessarily an Executive Officer:

a) acts resulting in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for UNIBANCO or release third parties from liabilities towards him;

b) the appointment of attorneys-in-fact, except as provided in item “b” of third paragraph of Article 13.

Second Paragraph:  UNIBANCO may be represented severally by any of the members of the Board of Officers, or by an attorney-in-fact with specific powers, in acts related to:

a) receipt of summonses or rendering of personal depositions in court;

b) receipt of subpoenas and delivery of statements out of court;

c)UNIBANCO's participation in auction processes;

d) UNIBANCO'S representation in Shareholders Meetings of Companies in which UNIBANCO holds share participation; and

e) UNIBANCO's representation before public bodies, provided that no assumption of responsibilities or obligations by the Company is implied.

Third Paragraph:  The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Shareholders Meeting. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: Regardless of the provisions set forth in the item (iii) of third paragraph above, UNIBANCO may appoint attorneys-in-fact to represent it severally as follows:

a) by executing powers of attorney with an "ad judicia" clause, without term, including the powers to perform acts of resignation, waiver, settlement, receipt and acquittal;

b) in acts specifically determined in the applicable power of attorney, except for those mentioned in item "a" of the First Paragraph of this article; and

c) cases in which the attorney-in-fact is a legal entity.

Article 23: The holding a position on the Board of Officers and shall not require the placement of bond.

Article 24:- As soon as their election is approved by the Central Bank of Brazil, the members of the Board of Officers shall be invested in their positions by having their respective terms of office recorded in the Book of Minutes of the Meetings of the Board of Officers, which terms of office shall also be recorded in the cases of replacement specified in Articles 20.

Sole Paragraph:- If the term of office is not executed within thirty (30) days of the date of approval by the Central Bank of Brazil, the appointment shall become void, except if a justification is accepted by the administrative body for which the individual was elected.

Article 25: The members of the Board of Officers and shall remain in their positions, after the expiration of their term, until their successors are vested in office.

Article 26: The Shareholders Meeting shall establish the compensation for the Board of Officers, in accordance with item VI of Article 16.

CHAPTER V

The Audit Board

Article 27: UNIBANCO shall have an Audit Board that shall be comprised of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in law.

First Paragraph: The Audit Board shall only operate in those fiscal years in which the shareholders, in accordance with the provisions of law, request its institution.

Second Paragraph:  The Shareholders Meeting at which the institution of the Audit Board is requested shall elect its members and determine their compensation.

Third Paragraph:  The term of office of the members of the Audit Board shall end at the Annual Shareholders Meeting following its institution.

CHAPTER VI

The Ombudsman’s Office

Article 28: UNIBANCO will have an organizational component of ombudsman (“Ombudsman’s Office”), with the function of assuring the strict compliance of the legal and regulatory provisions regarding the consumer’s rights, and of acting as a way of communication among the clients of the products and services offered by UNIBANCO and the companies that render such services, including the mediation of possible conflicts.

Sole Paragraph: The Ombudsman’s Office shall be a single office for the financial companies controlled by Unibanco (“Unibanco’s Ombudsman’s Office”), except for those companies that, in virtue of its nature or activity, constitute its own ombudsman’s office.

Article 29: The Shareholders Meeting, or other body appointed by it, will appoint the Unibanco’s Ombudsman’s Office, with powers to also remove him.

First Paragraph: The Ombudsman will have a mandate of 1 (one) year, being possible to be reelected several times, and shall hold its position, after the end of its mandate, until the appointment of his substitute.

Second Paragraph: The Ombudsman shall not develop any other activities in Unibanco or controlled companies, except for the position of Officer responsible for the Ombudsman’s Office.

Article 30: The Ombudsman’s Office shall:

a)          receive, register, instruct, analyze and provide formal and proper treatment to complains of clients and users of products and services rendered by the companies controlled by Unibanco, that are not solved by the usual services provided branches and any other service places;

b)           render the necessary clarifications and inform the complainers about the progress of their demands and the connected measures adopted;

c)           inform the complainers the estimated deadline to the final response, which shall not be longer than the deadline of the current applicable regulation;

d)           to provide the complainers with a final response to their complains, in the deadline previously informed;

e)           to propose corrective measures to the management or improvement of procedures and routines and deal with the analisys of clains received;

f)           to prepare and forward to the internal audit anf to the Board of Executive Officers, at the end of each semester, a quantitative and qualitative report on the activities of the Ombudsman’s Office, including the proposasl mentioned on item“e” above.

Artigo 31: For the achievement of the functions of the Unibanco’s Ombudsman’s Office, UNIBANCO assures that:

a)           there shall be adequate conditions to the Unibanco’s Ombudsman’s Office in order to allow it to develop its activities, so that its performance shall be guided on transparency, independency, imparciality and exemption; and

b)           the Unibanco’s Ombudsman’s Office will have access to the necessary information to prepare the adequate responses to the complains received, with a wide administrative support, being able to request informations and documents for the performance of its activities.

CHAPTER VII

Fiscal Year, Financial Statements, Reserves and Dividends

Article 32: The fiscal year shall begin on the 1st day of January and shall end on December 31st of each year.

Article 33: On the last day of each calendar semester the following financial statements shall be prepared, in accordance with the applicable legal provisions:

a) balance sheet;

b) statement of accumulated losses and profits;

c) income statement for the fiscal year;

d) statement of origin and investment of funds.

First Paragraph: The following shall be deducted from the results of the fiscal year:

a) accumulated losses, if any, in the form set forth at law;

b) the provision for income taxes and the Social Contribution on Net Profit;

c) up to 10% (ten percent) of the result remaining after the deductions referred to in items “a” and “b” of this paragraph, as profit sharing for the Board of Officers, in compliance with legal limitations, and in accordance with the Second Paragraph of this article.

Second Paragraph: The compensation provided in item “c” of the First Paragraph of this article shall be determined and paid to the administrators by decision of the Shareholders Meeting and in accordance with the relevant legal provisions.

Third Paragraph: UNIBANCO’s results, after the deductions referred to in the First Paragraph of this article, comprise the net profit of the fiscal year that, by decision of the Board of Executive Officers, having heard the Audit Board, if in operation, shall be allocated as follows, subject to ratification by the Shareholders Meeting:

a) 5% (five percent) for the creation of a Legal Reserve, which shall not exceed 20% (twenty percent) of the corporate capital;

b) establishment of Reserves for Contingencies, as permitted by law;

c) 35% (thirty-five percent) of the remaining net profit, after constitution of the reserves set forth in the above items “a” and “b” as mandatory dividend;

d) establishment of the Reserves for Unrealized Profits in those fiscal years in which the amount of the mandatory dividends exceeds the effected portion of the fiscal year’s net profit, pursuant to the provisions of Articles 197 and 202, III, of Law no. 6,404, of Dec. 15, 1976, as modified by Law no. 10,303, of Oct. 31, 2001;

e) the balance shall be allocated for a reserve designed to ensure that UNIBANCO maintains adequate operating margin, up to one hundred percent (100%) of the corporate capital;

f) the eventual remaining balance shall be disposed of in accordance with the resolutions of the Shareholders Meeting, being observed the applicable legal provisions.

Fourth Paragraph: It shall be attributed to each preferred share an amount at least 10% (ten percent) higher than the amount attributed to each common share in the distribution of dividends mentioned in item “c” of Third Paragraph of this Article.

Fifth Paragraph: The payment of dividends which are authorized by the Shareholders Meeting shall occur within sixty (60) days of the date on which they were declared and, in any event, within the same fiscal year in which they are declared.

Sixth Paragraph: The company may declare, by decision of the Shareholders Meeting, after the Audit Board, if in operation, is heard, during the fiscal year and before the subsequent Annual Shareholders Meeting, interim dividends, which may constitute a partial or full advance of the mandatory dividends, to be taken from:

a) profits ascertained in a semiannual balance sheet, and

b) retained profits or Profit Reserves verified in the former annual or semiannual balance sheet.

Seventh Paragraph: The company may further declare, by decision of the Shareholders Meeting, to prepare extraordinary balance sheets and distribute dividends in shorter terms, as part of the annual dividend, provided that the total amount of dividends distributed at each semester of the financial year does not exceed the amount of the Capital Reserves.

Eighth Paragraph:  For the purpose of calculating the amount of the mandatory dividends to be distributed, any interest distributed to the shareholders shall be considered, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP), as provided in the Seventh Paragraph of Article 9 of Law no. 9,249 of December 26, 1995, including those paid to the account of profits or reserves mentioned in the Sixth Paragraph of this article.

CHAPTER VIII

Liquidation

Article 34: UNIBANCO shall enter into liquidation in the cases determined by law or by decision of the Shareholders Meeting, which shall establish the form of liquidation and shall appoint the liquidators and the Audit Board, if the institution thereof is requested, to operate during the liquidation period.

CHAPTER IX

General Provisions

Article 35: Any shareholder who does not pay the amounts due for subscribed shares, in accordance with the conditions set out in the subscription form or, if any of them remains negligent, when called upon to do so by the Board of Executive Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of 1% (one percent) per month in addition to monetary restatement calculated in accordance with the prevailing official rates, notwithstanding the utilization by UNIBANCO of all remedies available at law for the satisfaction of its credit.

Article 36: The reimbursement amount for the shares in the cases in which it is assured by law shall be equal to the net worth of the shares, ascertained on the basis of the balance sheet prepared in the manner prescribed in law.

CHAPTER XI

Transitory Provisions

Article 37: The company shall keep in its accounting records, as a Special Dividends Reserve, the amount of R$63.897.529,90 (sixty-three million, eight hundred and ninety-seven thousand, five hundred and twenty-nine reais and ninety centavos), which, on Dec. 31, 1996, corresponded to 77,105,743.8181 UFIRs (Fiscal Reference Unit), to be transferred from the Legal Reserve referred to item “e” of the Third Paragraph of Article 33, said amount being constituted of the profits ascertained in the fiscal years of 1989 to 1993 and based upon the tax regimen set forth in Article 35 of Law No.7,713 of Dec. 22, 1988 and Article 75 of Law 8,383, of Dec. 30, 1991.

Sole Paragraph: The Special Dividends Reserve mentioned in this article shall be reduced by an amount equal to the dividends distributed by UNIBANCO from this Reserve or as a result of its capitalization.

SIGNATURES

Pursuant to the requirements of the Securities Exchang Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 30, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
	Name:	Geraldo Travaglia Filho
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.